August 8, 2019

Nicholas C. Gangestad
Chief Financial Officer
3M Company
3M Center
St. Paul, MN 55144

       Re: 3M Company
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 7, 2019
           File No. 001-03285

Dear Mr. Gangestad:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery